SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CA/CAAS Rua da Quitanda, nº 196, 25º floor. 22210-030 Rio de Janeiro - RJ RCA 968, of 03.07.2023.

CERTIFICATE

MINUTES OF THE NINE HUNDRED SIXTY-EIGHT MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ no. 00001180/0001-26

It certifies, for all due purposes, that the 968th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company” or “Eletrobras”) was installed at 11:14 am on the first day of March in the year two thousand and twenty-three, with the closure of works recorded on the seventh day of that same month at 2:56 pm. The meeting took place virtually, in an electronic deliberation circuit. Board member IVAN DE SOUZA MONTEIRO (ISM) virtually chaired the meeting and cast his vote electronically. The Directors CARLOS EDUARDO RODRIGUES PEREIRA (CRP), PEDRO BATISTA DE LIMA FILHO (PBL), DANIEL ALVES FERREIRA (DAF), FELIPE VILLELA DIAS (FVD), MARCELO GASPARINO DA SILVA (MGS), MARCELO DE SIQUEIRA FREITAS (MSF), MARISETE FÁTIMA DADALD PEREIRA (MFP) and VICENTE FALCONI CAMPOS (VFC) participated virtually in the meeting and cast their votes electronically. There was no record of absence from the meeting. The council was chaired by the Secretary of Governance FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). INSTALLATION AND RESOLUTION QUORUMS: As prescribed by art. 25, caput, of the Bylaws of Eletrobras, the deliberations of this conclave must take place in the presence of the majority of its members, and its deliberations must be taken, as a general rule, by the majority of those present, except for the cases of qualified quorum portrayed in art. 26 of the Bylaws. The meeting was installed with the presence of nine members, in compliance with the minimum quorum for installation of five members, and with a minimum quorum for taking decisions of five members. DECISION: DEL-022/2023. Non-retraction of the right of withdrawal. Failure to call a general meeting of the Company's shareholders to rectify or ratify the incorporation of shares, pursuant to article 137, paragraph 3 of Law No. 6,404/1976 (“Brazilian Corporate Law”). RES 102, of 03.06.2023. The Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras, in the exercise of its attributions, embodied in a decision of the Executive Board and in the supporting material, RESOLVED: > Executive Board Resolution 102, of 03.06.2023; > Executive Board Report DC-017, dated 03.06.2023; > Executive Summary DC-001, dated 03.06.2023; 1. Approve the non-convening of the general meeting of the Company's shareholders, to ratify or withdraw the Incorporation of Shares, considering that the payment of the Reimbursement Value to the Dissenting Shareholders does not jeopardize the financial stability of the Company, considering: a. that the incorporation of all shares issued by Companhia Hidro Elétrica do São Francisco – CHESF, Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil – CGT Eletrosul, Furnas – Centrais Elétricas S.A and Centrais Elétricas do Norte do Brasil SA – Eletronorte by Centrais Elétricas Brasileiras – ELETROBRAS (“Company”) was approved at the 185th Extraordinary Meeting of the Company (“Incorporation of Shares”) and at the general meeting of each Subsidiary; b. that the right of withdrawal was exercised by 10 (ten) shareholders holding class “A” preferred shares issued by the Company (“Dissident Shareholders”) due to the resolutions approved within the scope of the Incorporation of Shares, which entails the payment for the Company of reimbursement amount of R$ 212 thousand (“Reimbursement Amount”) to Dissenting Shareholders; c. in compliance with the provisions of article 137, paragraph 3, of the Brazilian Corporate Law, it is up to the Company's management to decide on the need to call a general meeting of the Company's shareholders, to ratify or withdraw the Incorporation of Shares, in case the payment of the Reimbursement Amount to Dissenting Shareholders put the financial stability of the Company at risk; 2. Determine that the payment of the withdrawal right to Dissident Shareholders of the PNA class occur until 03/20/2023 (which may occur before); 3. Determine that the Financial and Investor Relations Board – DF, through the Superintendence – DFR, the Governance Secretariat – DCGG, the Financial and Investor Relations Board – DF, and the Governance, Risks and Compliance Board – DC and the Executive Secretariat – DCGS adopt, each within its scope of action, the necessary measures to comply with this Resolution. This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Secretary of Governance of Eletrobras.

Rio de Janeiro, March 07, 2023.

FERNANDO KHOURY FRANCISCO JUNIOR

Secretary of Governance

Classification of Information: DEL-022/2023: Confidential. The classification of information, and the review of its classification, including after the deliberation, are attributions of the manager of the organizational unit responsible for the matter, pursuant to item 6.2.2 of Standard EDO-03/2017, approved by RES-453/2017 .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.